Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 23, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11909
Electric Utilities, Infrastructure & Technology Portfolio, Series 1
(the “Trust”)
CIK No. 2038683 File No. 333-283085

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.       Please consider changing “Electric Utilities” in the name of the Trust to “Electric Utility” to align with the use of the term “electric utility” companies in the 80% investment policy.

Response:       In accordance with the Staff’s comment, the Trust will revise the second sentence of the first paragraph of the “Objective” section as follows:

“Under normal circumstances, the Trust will invest at least 80% of its assets in common stocks of electric utilities companies, electric infrastructure companies, and technology companies that support the production of electricity.”

Portfolio

2.       The Staff notes the following disclosure in the first paragraph of the “Objective” section, “Under normal circumstances, the Trust will invest at least 80% of its assets in common stocks of electric utility, infrastructure, and technology companies.” Please clarify whether the term “electric” modifies infrastructure and technology companies as well as utility companies. It is currently unclear. Does the Trust plan to invest in: (1) electric utility companies, electric infrastructure companies and technology companies that focus on electricity, or (2) electric utility companies and infrastructure and technology companies?

Response:       The Trust will invest in electric utilities companies, electric infrastructure companies, and technology companies that support the production of electricity. Please refer to the Trust’s response to Comment 1 for the revised 80% investment policy and Comment 4 for additional information regarding the types of companies eligible for inclusion in the portfolio.

3.       The Staff notes the following disclosure in the first paragraph of the “Objective” section, “Electric utility and infrastructure companies generally include companies classified under the utilities and industrials sectors of the Global Industry Classification Standard (GICS®)…”. Please consider deleting the term “generally” from the disclosure. If electric utility and infrastructure companies include companies other than those included in the utilities and industrials sectors of the GICS®, please specify.

Response:       In accordance with the Staff’s comment, the Trust will revise the above referenced disclosure as follows:

“Electric utilities and infrastructure companies include companies classified under the utilities and industrials sectors of the Global Industry Classification Standard (GICS®)….”

4.       The Staff notes the following disclosure in the first paragraph of the “Objective” section, “Technology companies are companies classified under the information technology sector of the GICS®.” There is no disclosure that provides further guidance regarding the types of business activities of those companies in the information technology sector as noted for the companies in the utilities and industrials GICS sectors. Please supplement the disclosure to aid investor understanding regarding the types of technology companies that will be included in the initial universe from which the portfolio will be selected.

Response:       In accordance with the Staff’s comment, the disclosure will be revised as follows:

“Technology companies that support the production of electricity include companies classified under the information technology sector of the GICS® engaged in one or more of the following business activities: (1) manufacturing of electronic equipment and instruments, including analytical, electronic test and measurement instruments and display screens, (2) manufacturing of semiconductor equipment, (3) production of semiconductor test, assembly and packaging systems and (4) manufacturing of printed circuit boards.”

5.       The Staff notes the following disclosure in the second paragraph of the “Objective” section, “The Trust is concentrated (i.e., invests 25% or more of Trust assets) in stocks of companies within each of the industrials and information technology sectors.” The Staff further notes that the Trust is not concentrated in stocks of companies within the utilities sector, which is one of the sectors that the Trust invests to support its name. Please confirm the Trust will not be concentrated in the utilities sector. If it will not be concentrated in the utilities sector, please supplementally explain the significance of the trust’s investments in the utilities sector.

Response:       Based on the proposed final portfolio, the Trust will be concentrated in each of the industrial and utilities sectors. In accordance with the Trust’s 80% investment policy, the Trust will also have meaningful exposure to the information technology sector. Therefore, the disclosure will be revised to include the noted concentrations and corresponding risk disclosure and the section entitled “Risk Factors” will also include a risk factor specific to information technology companies.

6.       Please disclose why the Sponsor has chosen to invest in the common stocks of electric utility, infrastructure, and technology companies as a means to achieve above average capital appreciation.

Response:       In accordance with the Staff’s comment, the following will be added to the Portfolio Selection Process:

“The Sponsor believes that electric utilities, infrastructure, and technology companies are well-positioned for above-average capital appreciation due to the anticipated increase in electricity demand.”

7.       The Staff notes the disclosure in the first paragraph of the “Portfolio Selection Process” states: “The portfolio is selected from an initial universe of electric utility, infrastructure, and technology companies (as described above) that have devoted material resources or made material commitments to the development, manufacturing, distribution and installation of products or services supporting the production and distribution of electricity.” Please specify how the Sponsor determines the companies’ devotion regarding material resources or material commitments when screening from the initial universe.

Response:       In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The initial universe is comprised of electric utilities, infrastructure, and technology companies as described above.”

The Sponsor notes that the reference to devoting material resources has been removed as the companies comprising the initial universe are those companies engaged in the activities as described in the Objective section of the prospectus.

8.       The Staff notes the following disclosure in the second paragraph of the “Portfolio Selection Process” section, “The stocks are then evaluated using fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price to earnings, price to cash flow, price to sales and price to book; technical factors such as price momentum and earnings surprises; and qualitative factors such as competitive advantages, new products and quality of management.” Please replace the term “stocks” with the term “common stocks” in the disclosure and anywhere else the term “stocks” appears in the “Portfolio Selection Process” section.

The Trust will revise the above referenced disclosure as follows, and has updated references to the term “stocks” throughout the “Portfolio Selection Process” section for consistency:

“The common stocks are then evaluated using fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price to earnings, price to cash flow, price to sales and price to book; technical factors such as price momentum and earnings surprises; and qualitative factors such as competitive advantages, new products and quality of management.”

9.       The Staff notes the disclosure in the second and third paragraphs of the “Portfolio Selection Process” section.

(a)	Please describe how the Sponsor evaluates each factor in the above disclosure individually and in combination with each other.
(b)	Please disclose how the Sponsor evaluates the factors in the above disclosure. Are all the factors considered equally or are certain factors weighted more heavily?

Response:       The selection process is not conducted on a step-by-step basis. The Sponsor holistically considers each factor described in the strategy disclosure to paint a picture of each common stock and ultimately selects the common stocks with the best prospects to meet the Trust’s investment objective. Further, the factors are not weighted in any determinative way. Instead, the selection process is a comprehensive evaluation of various factors by the Sponsor to give an overall impression of how the common stocks currently perform and how they might perform in the future. No factor is necessarily given more weight than another. The disclosure will be revised accordingly.

10.       The Staff notes the following disclosure in the fourth paragraph of the “Portfolio Selection Process” section, “After considering the above factors together, equity analysts make a final determination and select the stocks with the best prospects for above-average capital appreciation by identifying those that meet our investment objective, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.” Please confirm whether the reference to equity analysts refers to a team of equity analysts, or whether the Sponsor is making the final determination on the securities selected for the portfolio.

Response:       The Trust notes that the term “equity analysts” in the above referenced disclosure refers to employees of the Sponsor and not an identifiable third-party group of equity analysts. In accordance with the Staff’s comment, the disclosure will be revised to reference “the Sponsor” as opposed to the “equity analysts”.

11.       The Staff notes the following disclosure in the fifth paragraph of the “The final portfolio consists of 40 approximately equally weighted stocks of electric utility, infrastructure, and technology companies.” Please clarify whether the Sponsor ranks each eligible stock and, if so, whether the final 40 stocks selected for the portfolio are the 40 highest ranked stocks.

Response:       Please note that the proposed final portfolio of the Trust includes 30 common stocks and accordingly the references in the prospectus to “40” will be replaced with “30”. In response to the Staff’s comment, the Trust notes that the eligible common stocks are not ranked in any formal way. As noted in the Trust’s response to Comment 9, the selection process is a holistic consideration of various factors by the Sponsor to give an overall impression of how the common stocks currently perform and how they might perform in the future. Based on this holistic review, the Sponsor selects the 30 common stocks that it believes have the best potential to achieve the Trust’s investment objectives. These 30 common stocks are then equally weighted. Therefore, the Trust respectfully declines to revise the disclosure as it believes the current disclosure is accurate for investor comprehension.

Risk Factors

12.       If the final portfolio includes growth and/or value companies based on the factors emphasized by the Sponsor, please include related risk disclosure.

Response:       The Sponsor confirms that the growth or value characteristics of a company is not a consideration for the portfolio selection process for this Trust.

13.       If, based on the response to Comment 5, the Trust is concentrated in common stocks of companies within the utilities sector, please revise the Concentration Risk to include relevant risk disclosure.

Response:       Please refer to the Trust’s response to Comment 5.

14.       The Staff notes the following disclosure in the second paragraph of the “Industrials” risk factor, “Industrial companies may also be affected by factors more specific to their individual industries.” Given that the industrials companies selected by the portfolio may be focused on the production and distribution of electricity, please consider revising the disclosure to more specifically address the factors affecting industrials companies operating in relevant industries.

Response:       In accordance with the Staff’s comment, “Industrials” risk factor will be revised as follows:

“Industrials. Industrials companies convert unfinished goods into finished durables used to manufacture other goods or provide services. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives. Industrial companies include companies involved in the production of electrical equipment and components. Electrical equipment companies may be affected by government regulation and spending, import controls and worldwide competition. These companies can be adversely affected by liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon